September 19, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

Re:	RenaissanceRe Holdings Ltd.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-14428

Dear Mr. Rosenberg:

On behalf of RenaissanceRe Holdings Ltd. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed February 25, 2011 (the “2010 Form 10-K”), and conveyed to us orally on September 8, 2011 by Ms. Vanessa Robertson, as a follow-up to the Staff’s letter, dated July 21, 2011, and the Company’s response thereto, dated August 11, 2011.

We have set forth the Staff’s comment below with the Company’s corresponding response.

Defined terms used herein without definition have the meanings ascribed to them in the 2010 Form 10-K.

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Securities and Exchange Commission

September 19, 2011

Form 10-K for the year ended December 31, 2010

Notes to the Consolidated Financial Statements

Note 2, Significant Accounting Policies

Other Investments, Page F-13

Please refer to your response to comment 2. Please provide us revised disclosure to be included in future periodic reports to include the length of lag in reporting similar to the information included in your response. Please confirm that you will disclose the amount of the change in estimate recorded, if material, in future applicable periodic reports.

Response: Please see attached Exhibit A for the proposed new disclosure to be included in future periodic reports with respect to the length of lag in reporting. The Company confirms that it will disclose the amount of the change in estimate recorded, if material, in future applicable periodic reports.

In addition, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions concerning this letter please call the undersigned at (441) 295-4513.

Very truly yours,

/s/ Jeffrey D. Kelly

Jeffrey D. Kelly

cc:	Mary Mast

Vanessa Robertson

Mark A. Wilcox

Stephen H. Weinstein, Esq.

Dierk A. Flemming, Esq.

Robert B. Stebbins

Exhibit A

The Company accounts for its other investments at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic Financial Instruments. The fair value of certain of the Company’s fund investments, which principally include hedge funds, private equity funds, senior secured bank loan funds and non-U.S. fixed income funds, are recorded on its balance sheet in other investments, and is generally established on the basis of the net valuation criteria established by the managers of such investments, if applicable. The net valuation criteria established by the managers of such investments is established in accordance with the governing documents of such investments. Certain of the Company’s fund managers, fund administrators, or both, are unable to provide final fund valuations as of the Company’s current reporting date. The typical reporting lag experienced by the Company to receive a final net asset value report is one month for hedge funds, senior secured bank loan funds and non-U.S. fixed income funds and three months for private equity funds, although, in the past, in respect of certain of the Company’s private equity funds, the Company has on occasion experienced delays of up to six months at year end, as the private equity funds typically complete their respective year-end audits before releasing their final net asset value statements.

In circumstances where there is a reporting lag between the current period end reporting date and the reporting date of the latest fund valuation, the Company estimates the fair value of these funds by starting with the prior month or quarter-end fund valuations, adjusting these valuations for actual capital calls, redemptions or distributions, as well as the impact of changes in foreign currency exchange rates, and then estimating the return for the current period. In circumstances in which the Company estimates the return for the current period, all information available to the Company is utilized. This principally includes preliminary estimates reported to the Company by its fund managers, obtaining the valuation of underlying portfolio investments where such underlying investments are publicly traded and therefore have a readily observable price, using information that is available to the Company with respect to the underlying investments, reviewing various indices for similar investments or asset classes, as well as estimating returns based on the results of similar types of investments for which the Company has obtained reported results, or other valuation methods, where possible. Actual final fund valuations may differ, perhaps materially so, from the Company’s estimates and these differences are recorded in the Company’s statement of operations in the period in which they are reported to the Company as a change in estimate. Included in net investment income for the year ended December 31, 2010 is income of $5.3 million (2009 – loss of $10.7 million, 2008 – income of $0.1 million) representing the change in estimate during the period related to the difference between the Company’s estimated net investment income due to the lag in reporting discussed above and the actual amount as reported in the final net asset values provided by the Company’s fund managers.